SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended August 2001	Commission File Number 000-32027

CENTURION ENERGY INTERNATIONAL INC.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

800, 205 – 5TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 263-6002

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

FORM 20-F	[ X ]	Form 40-F	[ ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES	[ ]	NO	[ X ]

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

CENTURION ENERGY INTERNATIONAL INC.

NEWS RELEASE DATED August 16, 2001

CENTURION CONFIRMS GELGEL-1 WELL AS A MAJOR GAS DISCOVERY IN EGYPT

Calgary, Alberta: Centurion Energy International Inc. (TSE: CUX) announces that testing of the new gas discovery in Gelgel-1 exploratory well in the El Manzala Concession, Egypt has been successfully completed.

Two gas-bearing zones with net pay of approximately 10 meters were perforated and production tests with multiple choke sizes were carried out. The two zones flowed at a combined maximum rate of 31 million cubic feet of gas over a 72 hour flow period with no water or impurities through a 7/8 inch choke with average wellhead pressure of 1100 PSI. The well is currently shut in for pressure build up, after which full analysis of the pressure data will be carried out for reserve estimates.

Said Arrata, Centurion’s President and CEO, stated, “The Gelgel-1 discovery significantly increases reserves in the Southern part of the El Manzala Concession and will expedite the development program for the area. The development plan will now combine the Gelgel discovery with the nearby Abu Monkar gas field discovered in 1998".

Once reserve estimates for the Gelgel-1 discovery are determined, an amendment to the existing Abu Monkar Area Plan of Development will be submitted to the Egyptian General Petroleum Corporation (EGPC). Upon approval, the Company intends to commence pipeline construction to tie-in gas from Gelgel and Abu Monkar to the national gas grid.

The rig has been released from the Gelgel-1 site and is rigging up at the Company’s next exploration well location, Fasada-1, which lies approximately 12 kilometers to the Southeast of Gelgel-1.

Meanwhile, construction of the El Wastani gas production facilities in the Northern area of the Concession are ongoing. The expected date of completion for the project is mid October 2001.

Certain statements in this News Release constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements.

For More Information:
Said S. Arrata, President and CEO,
or
Barry W. Swan, Senior Vice President, Finance and CFO
Tel: (403) 263-6002 / Fax: (403) 263-5998
E-mail: info@centurionenergy.com
Web: http://www.centurionenergy.com

CENTURION ENERGY INTERNATIONAL INC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CENTURION ENERGY INTERNATIONAL INC.
August 31, 2001	By:/s/ Barry W. Swan Barry W. Swan Senior Vice-President and CFO